UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): January 28, 2021

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**110 North Carpenter Street
Chicago, Illinois**
(Address of Principal Executive Offices)
60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02. Results of Operations and Financial Condition.

On January 28, 2021, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the fourth quarter and year ended December 31, 2020. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and year ended December 31, 2020. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued January 28, 2021: McDonald's Reports Fourth Quarter and Full Year 2020 Results

99.2   McDonald's Corporation: Supplemental Information (Unaudited), Quarter and Year Ended December 31, 2020

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION

(Registrant)


Date: January 28, 2021   By: /s/ Catherine Hoovel

Catherine Hoovel
Corporate Vice President - Chief Accounting Officer



Exhibit 99.1

FOR IMMEDIATE RELEASE

1/28/2021

FOR MORE INFORMATION CONTACT:

Investors: Mike Cieplak, investor.relations@us.mcd.com

Media: Lauren Altmin, lauren.altmin@us.mcd.com

McDONALD'S REPORTS FOURTH QUARTER AND FULL YEAR 2020 RESULTS

- **McDonald's delivered its strongest quarter of the year, recovering nearly 99% of fourth quarter 2019 global comparable sales**
- **U.S. comparable sales were 5.5% in the fourth quarter and 0.4% for the year, marking 6 consecutive years of positive comparable sales**

CHICAGO, IL - McDonald's Corporation today announced results for the fourth quarter and year ended December 31, 2020.

"2020 will be remembered as one of McDonald's most challenging, yet inspiring, moments in our long history. The resilience of the McDonald's System was on display – making safety and service a priority, putting our customers and people first, and running great restaurants," said McDonald's President and Chief Executive Officer Chris Kempczinski. "Against an uncertain backdrop, we are committed to staying true to our values and our brand purpose to feed and foster communities. By investing for the future and leveraging competitive strengths within our *Accelerating the Arches* strategy in drive-thru, delivery, and our growing digital presence, we're confident we can continue to capture market share and drive long-term sustainable growth for all stakeholders."

Fourth quarter financial performance:
- Global comparable sales declined 1.3% while improving from the prior quarter, reflecting positive comparable sales in the U.S. of 5.5%, and negative comparable sales in the International Operated segment and International Developmental Licensed segment of 7.4% and 3.6%, respectively.
- Consolidated revenues decreased 2% (3% in constant currencies).
- Systemwide sales increased 1% (flat in constant currencies).
- Consolidated operating income decreased 7% (9% in constant currencies) and included $142 million of strategic gains primarily related to the sale of McDonald's Japan stock. Excluding these gains, operating income decreased 13% (15% in constant currencies).
- Diluted earnings per share of $1.84 decreased 12% (13% in constant currencies). Excluding $0.14 per share of current year strategic gains primarily related to the sale of McDonald's Japan stock, diluted earnings per share was $1.70 for the quarter, a decrease of 14% (15% in constant currencies) when also excluding $0.11 per share of prior year income tax benefit due to regulations issued in the fourth quarter of 2019.

Full year financial performance:
- Global comparable sales declined 7.7%, reflecting positive comparable sales in the U.S. of 0.4%, and negative comparable sales in the International Operated segment and International Developmental Licensed segment of 15.0% and 10.5%, respectively.
- Consolidated revenues decreased 10% (10% in constant currencies).
- Systemwide sales decreased 7% (7% in constant currencies).
- Consolidated operating income decreased 19% (20% in constant currencies) and included $268 million of net strategic gains. Excluding these items, operating income decreased 23% (23% in constant currencies), when also excluding $74 million of net strategic charges from the prior year.*
- Diluted earnings per share of $6.31 decreased 20% (20% in constant currencies).*

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*   See page 3 for additional details on full year strategic gains and charges.

FOURTH QUARTER COMPARABLE SALES

	Increase/(Decrease)	
	Quarters Ended December 31,	
	2020	2019
U.S.	5.5 %	5.1 %
International Operated Markets	(7.4)	6.2
International Developmental Licensed Markets & Corporate	(3.6)	6.6
Total	(1.3)%	5.9 %

- **Comparable Sales:** Quarterly global comparable sales results improved sequentially since the second quarter of 2020. Comparable guest counts remained negative across all segments for the quarter.

  - **U.S.:** Comparable sales results benefited from strong average check growth with positive comparable sales across all major dayparts. The Company's strategic marketing investments and promotional activity, including those featuring core menu items, had a positive impact on comparable sales.

  - **International Operated Markets:** Comparable sales remained negative in most markets as restaurant operating channels and hours were significantly impacted by COVID-19 resurgences and the related government restrictions that have carried into 2021 in most countries. The comparable sales decline in the quarter was primarily driven by France, Germany, Italy and Spain. While comparable sales remained negative in most markets, comparable sales were positive for Australia and the U.K. throughout the quarter.

  - **International Developmental Licensed Markets:** Comparable sales results were impacted by negative comparable sales primarily in Asia and Latin America, partly offset by strong comparable sales in Japan.

KEY FINANCIAL METRICS - CONSOLIDATED
Dollars in millions, except per share data

	Quarters Ended December 31,				Years Ended December 31,			
	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Revenues	$ 5,313.8	$ 5,428.2	(2) %	(3) %	$19,207.8	$21,364.4	(10) %	(10) %
Operating income	2,142.9	2,292.6	(7)	(9)	7,324.0	9,069.8	(19)	(20)
Net income*	1,377.2	1,572.2	(12)	(14)	4,730.5	6,025.4	(21)	(22)
Earnings per share-diluted*	$ 1.84	$ 2.08	(12) %	(13) %	$ 6.31	$ 7.88	(20) %	(20) %

* See page 3 for additional details.

Results for the quarter and year reflected sales declines in the International Operated Markets and International Developmental Licensed Markets segments as a result of COVID-19 resurgences and government restrictions. For the quarter, these results were partly offset by stronger operating performance in the U.S. due to higher sales-driven restaurant margins.

Results also included the following:

- Higher Selling, General and Administrative Expenses for the quarter and year reflecting:

  - $80 million and $100 million, respectively, for the Company's five year commitment to Ronald McDonald House Charities;

  - one-time investments in renewed brand communications as part of the "Serving Here" campaign launch that was announced with the new growth strategy, *Accelerating the Arches*; and

  - lower incentive-based compensation expense.

- Over $200 million of incremental franchisee support for the year for marketing to accelerate recovery and drive growth across the U.S. and International Operated Markets, a majority of which was recorded in Selling, General and Administrative Expenses.

  - About $100 million was recorded in the U.S. and the remaining support was recorded in the International Operated Markets segment.

- Higher restaurant closing costs for the quarter and year of $30 million and $68 million, respectively, in both the International Operated Markets and in the U.S. The U.S. costs were primarily related to planned closings of McDonald's in Walmart locations.

- Lower gains on sales of restaurant businesses for the quarter and year.

- An increase of reserves for bad debts of $58 million for the year, related to rent and royalty deferrals.

Foreign currency translation had a positive impact of $0.04 on diluted earnings per share for both the quarter and year.

Outlined below is additional information for the quarter and full year:

EARNINGS PER SHARE-DILUTED RECONCILIATION

	Quarters Ended December 31,				Years Ended December 31,			
	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP earnings per share-diluted	$ 1.84	$ 2.08	(12) %	(13) %	$ 6.31	$ 7.88	(20) %	(20) %
Strategic (gains) charges	(0.14)	—			(0.26)	0.07		
Income tax benefit	—	(0.11)			—	(0.11)		
Non-GAAP earnings per share-diluted	$ 1.70	$ 1.97	(14) %	(15) %	$ 6.05	$ 7.84	(23) %	(23) %

2020 results included:

- net pre-tax strategic gains of $142 million, or $0.14 per share for the quarter, and $268 million, or $0.26 per share for the year, primarily related to the sale of McDonald's Japan stock, which reduced the Company's ownership by about 6% as of the end of the year.

2019 results included:

- $84 million, or $0.11 per share, for both the quarter and year of income tax benefit due to regulations issued in the fourth quarter 2019 related to the Tax Cuts and Jobs Act of 2017 ("Tax Act").
- net pre-tax strategic charges of $74 million, or $0.07 per share for the year, primarily related to impairment associated with the purchase of our joint venture partner's interest in the India Delhi market, partly offset by gains on the sales of property at the former Corporate headquarters.

Excluding the above current year and prior year items, net income decreased 14% (16% in constant currencies) for the quarter and 24% (25% in constant currencies) for the year, and diluted earnings per share decreased 14% (15% in constant currencies) for the quarter and 23% (23% in constant currencies) for the year.

RESTAURANT UPDATE

The Company has continued to follow the guidance of expert health authorities to ensure the appropriate precautionary steps are taken to protect the health and safety of our people and our customers.

As a result of COVID-19 resurgences, throughout the quarter, there have been numerous instances of additional government restrictions on restaurant operating hours, limited dine-in capacity in most countries and, in some cases, mandated dining room closures particularly in the International Operated Markets. These restrictions, which have carried into 2021, are impacting most of the Company's key markets outside of the U.S., particularly those with fewer drive-thru restaurant locations. The Company expects some restrictions in various markets so long as the COVID-19 pandemic continues.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Constant currency results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as income tax provision adjustments related to the Tax Act, and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

Comparable sales are compared to the same period in the prior year and represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters (including restaurants temporarily closed due to COVID-19 in 2020). Comparable sales exclude the impact of currency translation and the sales of any market considered hyper-inflationary (generally identified as those markets whose cumulative inflation rate over a three-year period exceeds 100%), which management believes more accurately reflects the underlying business trends. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. The goal is to achieve a relatively balanced contribution from both guest counts and average check.

Comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed.

Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. The Company's revenues consist solely of sales by Company-operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and affiliates. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

Free cash flow, defined as cash provided by operations less capital expenditures, and free cash flow conversion rate, defined as free cash flow divided by net income, are measures reviewed by management in order to evaluate the Company's ability to convert net profits into cash resources, after reinvesting in the core business, that can be used to pursue opportunities to enhance shareholder value.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and year ended December 31, 2020.

McDonald's Corporation will broadcast its investor earnings conference call live over the Internet at 7:30 a.m. (Central Time) on January 28, 2021. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

UPCOMING COMMUNICATIONS

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with about 39,000 locations in over 100 countries. Approximately 93% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in Exhibit 99.2 in the Company's Form 8-K filing on January 28, 2021. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Quarters Ended December 31,		2020		2019		Inc/ (Dec)	
Revenues							
Sales by Company-operated restaurants	$	2,233.3	$	2,363.3	$	(130.0)	(5)%
Revenues from franchised restaurants		2,985.3		2,985.7		(0.4)	0
Other revenues		95.2		79.2		16.0	20
TOTAL REVENUES		5,313.8		5,428.2		(114.4)	(2)
Operating costs and expenses							
Company-operated restaurant expenses		1,903.7		1,939.6		(35.9)	(2)
Franchised restaurants-occupancy expenses		560.9		563.3		(2.4)	0
Other restaurant expenses		69.0		57.6		11.4	20
Selling, general & administrative expenses							
Depreciation and amortization		80.3		68.9		11.4	16
Other		698.0		584.7		113.3	19
Other operating (income) expense, net		(141.0)		(78.5)		(62.5)	(80)
Total operating costs and expenses		3,170.9		3,135.6		35.3	1
OPERATING INCOME		2,142.9		2,292.6		(149.7)	(7)
Interest expense		308.9		283.0		25.9	9
Nonoperating (income) expense, net		4.0		(17.2)		21.2	n/m
Income before provision for income taxes		1,830.0		2,026.8		(196.8)	(10)
Provision for income taxes		452.8		454.6		(1.8)	0
NET INCOME	$	1,377.2	$	1,572.2	$	(195.0)	(12)%
EARNINGS PER SHARE-DILUTED	$	1.84	$	2.08	$	(0.24)	(12)%
Weighted average shares outstanding-diluted		751.0		755.6		(4.6)	(1)%

n/m Not meaningful

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Years Ended December 31,	2020	2019	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$ 8,139.2	$ 9,420.8	$ (1,281.6)	(14)%
Revenues from franchised restaurants	10,726.1	11,655.7	(929.6)	(8)
Other revenues	342.5	287.9	54.6	19
TOTAL REVENUES	19,207.8	21,364.4	(2,156.6)	(10)
Operating costs and expenses				
Company-operated restaurant expenses	6,981.2	7,760.6	(779.4)	(10)
Franchised restaurants-occupancy expenses	2,207.5	2,200.6	6.9	0
Other restaurant expenses	267.0	223.8	43.2	19
Selling, general & administrative expenses				
Depreciation and amortization	300.6	262.5	38.1	14
Other	2,245.0	1,966.9	278.1	14
Other operating (income) expense, net	(117.5)	(119.8)	2.3	2
Total operating costs and expenses	11,883.8	12,294.6	(410.8)	(3)
OPERATING INCOME	7,324.0	9,069.8	(1,745.8)	(19)
Interest expense	1,218.1	1,121.9	96.2	9
Nonoperating (income) expense, net	(34.8)	(70.2)	35.4	50
Income before provision for income taxes	6,140.7	8,018.1	(1,877.4)	(23)
Provision for income taxes	1,410.2	1,992.7	(582.5)	(29)
NET INCOME	$ 4,730.5	$ 6,025.4	$ (1,294.9)	(21)%
EARNINGS PER SHARE-DILUTED	$ 6.31	$ 7.88	$ (1.57)	(20)%
Weighted average shares outstanding-diluted	750.1	764.9	(14.8)	(2)%

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

In millions	December 31,	2020	2019
Current assets			
Cash and equivalents		$ 3,449.1	$ 898.5
Accounts and notes receivable		2,110.3	2,224.2
Other current assets		683.8	435.2
TOTAL CURRENT ASSETS		6,243.2	3,557.9
TOTAL OTHER ASSETS		7,597.7	6,531.7
LEASE RIGHT-OF-USE ASSET, NET		13,827.7	13,261.2
NET PROPERTY AND EQUIPMENT		24,958.2	24,160.0
TOTAL ASSETS		$ 52,626.8	$ 47,510.8
TOTAL CURRENT LIABILITIES		$ 6,181.2	$ 3,621.0
Long-term debt		35,196.8	34,118.1
Long-term lease liability		13,321.3	12,757.8
Other long-term liabilities		3,726.8	3,906.1
Deferred income taxes		2,025.6	1,318.1
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)		(7,824.9)	(8,210.3)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		$ 52,626.8	$ 47,510.8

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

In millions	Years ended December 31,	**2020**	**2019**
Operating activities			
Net income		$ 4,730.5	$ 6,025.4
Changes in working capital items		(212.1)	298.5
Other		1,746.8	1,798.2
CASH PROVIDED BY OPERATIONS		6,265.2	8,122.1
Investing activities			
Capital expenditures		(1,640.8)	(2,393.7)
Sales and purchases of restaurant and other businesses and property sales		37.6	(48.9)
Other		57.4	(628.5)
CASH USED FOR INVESTING ACTIVITIES		(1,545.8)	(3,071.1)
Financing activities			
Short-term borrowings and long-term financing issuances and payments		2,238.2	3,236.3
Treasury stock purchases		(907.8)	(4,976.2)
Common stock dividends		(3,752.9)	(3,581.9)
Proceeds from stock option exercises and other		173.5	327.0
CASH USED FOR FINANCING ACTIVITIES		(2,249.0)	(4,994.8)
EFFECT OF EXCHANGE RATES ON CASH AND EQUIVALENTS		80.2	(23.7)
CASH AND EQUIVALENTS INCREASE (DECREASE)		2,550.6	32.5
Cash and equivalents at beginning of period		898.5	866.0
CASH AND EQUIVALENTS AT END OF PERIOD		$ 3,449.1	$ 898.5
Supplemental cash flow disclosures			
Cash provided by operations		$ 6,265.2	$ 8,122.1
Less: Capital expenditures		(1,640.8)	(2,393.7)
FREE CASH FLOW		$ 4,624.4	$ 5,728.4

Exhibit 99.2

McDonald's Corporation
Supplemental Information (Unaudited)
Quarter and Year Ended December 31, 2020

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter and year ended December 31, 2020. This exhibit should be read in conjunction with Exhibit 99.1.

Prior to January 1, 2020, the Company presented both expenditures and receipts related to technology fees charged to franchisees and revenues related to certain licensing arrangements within Other operating (income) expense, net, because these activities were not part of the Company's ongoing major or central operations. Effective January 1, 2020, the Company is presenting the revenues and expenses related to these activities within Other revenues and Other restaurant expenses, respectively, in the Condensed Consolidated Statement of Income. The change in presentation was applied retrospectively to all periods presented and had no effect on Operating income, Net income, or Earnings per share.

Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as income tax provision adjustments related to the Tax Cuts and Jobs Act of 2017 ("Tax Act"), and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended December 31,	2020	2019	Currency Translation Benefit/ (Cost) 2020
Revenues	$ 5,313.8	$ 5,428.2	$ 52.1
Company-operated margins	329.6	423.7	1.8
Franchised margins	2,424.4	2,422.4	51.3
Selling, general & administrative expenses	778.3	653.6	(6.4)
Operating income	2,142.9	2,292.6	53.0
Net income	1,377.2	1,572.2	26.2
Earnings per share-diluted	$ 1.84	$ 2.08	$ 0.04

Years Ended December 31,	2020	2019	Currency Translation Benefit/ (Cost) 2020
Revenues	$19,207.8	$21,364.4	$ (74.5)
Company-operated margins	1,158.0	1,660.2	(1.2)
Franchised margins	8,518.6	9,455.1	31.9
Selling, general & administrative expenses	2,545.6	2,229.4	(1.8)
Operating income	7,324.0	9,069.8	34.6
Net income	4,730.5	6,025.4	26.4
Earnings per share-diluted	$ 6.31	$ 7.88	$ 0.04

- The impact of foreign currency translation on consolidated operating results for the quarter and year primarily reflected the strengthening of the Euro. Results for the year also reflected the strengthening of the British Pound, partly offset by the weakening of the Brazilian Real.

Net Income and Diluted Earnings per Share

For the quarter, net income decreased 12% (14% in constant currencies) to $1,377.2 million, and diluted earnings per share decreased 12% (13% in constant currencies) to $1.84. Foreign currency translation had a positive impact of $0.04 on diluted earnings per share.

For the year, net income decreased 21% (22% in constant currencies) to $4,730.5 million, and diluted earnings per share decreased 20% (20% in constant currencies) to $6.31. Foreign currency translation had a positive impact of $0.04 on diluted earnings per share.

Results for the quarter and year reflected sales declines in the International Operated Markets and International Developmental Licensed Markets segments as a result of COVID-19 resurgences and government restrictions. For the quarter, these results were partly offset by stronger operating performance in the U.S. due to higher sales-driven restaurant margins.

Results also included the following:

- Higher Selling, General and Administrative Expenses for the quarter and year reflecting:
    - $80 million and $100 million, respectively, for the Company's five year commitment to Ronald McDonald House Charities ("RMHC");
    - one-time investments in renewed brand communications as part of the "Serving Here" campaign launch that was announced with the new growth strategy, *Accelerating the Arches*; and
    - lower incentive-based compensation expense.
- Over $200 million of incremental franchisee support for the year for marketing to accelerate recovery and drive growth across the U.S. and International Operated Markets, a majority of which was recorded in Selling, General and Administrative Expenses.
    - About $100 million was recorded in the U.S. and the remaining support was recorded in the International Operated Markets segment.
- Higher restaurant closing costs for the quarter and year of $30 million and $68 million, respectively, in both the International Operated Markets and in the U.S. The U.S. costs were primarily related to planned closings of McDonald's in Walmart locations.
- Lower gains on sales of restaurant businesses for the quarter and year.
- An increase of reserves for bad debts of $58 million for the year, related to rent and royalty deferrals.

Outlined below is additional information for the quarter and year ended December 31, 2020:

EARNINGS PER SHARE-DILUTED RECONCILIATION

	Quarters Ended December 31,				Years Ended December 31,			
	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP earnings per share-diluted	$ 1.84	$ 2.08	(12) %	(13) %	$ 6.31	$ 7.88	(20) %	(20) %
Strategic (gains) charges	(0.14)	—			(0.26)	0.07		
Income tax benefit	—	(0.11)			—	(0.11)		
Non-GAAP earnings per share-diluted	$ 1.70	$ 1.97	(14) %	(15) %	$ 6.05	$ 7.84	(23) %	(23) %

2020 results included:

• net pre-tax strategic gains of $142 million, or $0.14 per share for the quarter, and $268 million, or $0.26 per share for the year, primarily related to the sale of McDonald's Japan stock, which reduced the Company's ownership by about 6% as of the end of the year.

2019 results included:

• $84 million, or $0.11 per share, for both the quarter and year of income tax benefit due to regulations issued in the fourth quarter 2019 related to the Tax Act.

• net pre-tax strategic charges of $74 million, or $0.07 per share for the year, primarily related to impairment associated with the purchase of our joint venture partner's interest in the India Delhi market, partly offset by gains on the sales of property at the former Corporate headquarters.

Excluding the above current year and prior year items, net income decreased 14% (16% in constant currencies) for the quarter and 24% (25% in constant currencies) for the year, and diluted earnings per share decreased 14% (15% in constant currencies) for the quarter and 23% (23% in constant currencies) for the year.

Diluted earnings per share for both periods benefited from a decrease in diluted weighted average shares outstanding. In early March, the Company suspended its share repurchase program. For the year, the Company repurchased 4.3 million shares of stock for $874.1 million. In addition, in the fourth quarter, the Company paid a quarterly dividend of $1.29 per share, or $961.6 million, bringing total dividends paid for the year to $3.8 billion.

RESTAURANT UPDATE

The Company has continued to follow the guidance of expert health authorities to ensure the appropriate precautionary steps are taken to protect the health and safety of our people and our customers.

As a result of COVID-19 resurgences, throughout the quarter, there have been numerous instances of additional government restrictions on restaurant operating hours, limited dine-in capacity in most countries and, in some cases, mandated dining room closures particularly in the International Operated Markets. These restrictions, which have carried into 2021, are impacting most of the Company's key markets outside of the U.S., particularly those with fewer drive-thru restaurant locations. The Company expects some restrictions in various markets so long as the COVID-19 pandemic continues.

Revenues

The Company's revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees, developmental licensees and affiliates. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from restaurants licensed to developmental licensees and affiliates include a royalty based on a percent of sales, and generally include initial fees. The Company's Other revenues are comprised of fees paid by franchisees to recover a portion of costs incurred by the Company for various technology platforms, revenues from brand licensing arrangements to market and sell consumer packaged goods using the McDonald's brand, and third party revenues for the Dynamic Yield business.

Franchised restaurants represented 93% of McDonald's restaurants worldwide at December 31, 2020. The Company's heavily franchised business model is designed to generate stable and predictable revenue, which is largely a function of franchisee sales, and resulting cash flow streams. As most revenues are based on a percent of sales, the Company expects that government regulations as a result of COVID-19 resurgences will continue to have a negative impact on revenue. The Company granted the deferral of cash collection for certain rent and royalties earned from franchisees in substantially all markets primarily during the first and second quarters of 2020. The extent of the deferrals differs in length by market, with over 80% of the deferrals having been collected by December 31, 2020.

REVENUES
Dollars in millions

Quarters Ended December 31,		2020		2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales						
U.S.	$	637.6	$	632.6	1 %	1 %
International Operated Markets		1,427.0		1,584.9	(10)	(8)
International Developmental Licensed Markets & Corporate		168.7		145.8	16	10
Total	$	2,233.3	$	2,363.3	(5)%	(5)%
Franchised revenues						
U.S.	$	1,419.5	$	1,365.9	4 %	4 %
International Operated Markets		1,249.2		1,300.5	(4)	(9)
International Developmental Licensed Markets & Corporate		316.6		319.3	(1)	(1)
Total	$	2,985.3	$	2,985.7	0 %	(2)%
Total Company-operated sales and Franchised revenues						
U.S.	$	2,057.1	$	1,998.5	3 %	3 %
International Operated Markets		2,676.2		2,885.4	(7)	(9)
International Developmental Licensed Markets & Corporate		485.3		465.1	4	3
Total	$	5,218.6	$	5,349.0	(2)%	(3)%
Total Other revenues	$	95.2	$	79.2	20 %	19 %
Total Revenues	$	5,313.8	$	5,428.2	(2)%	(3)%

Years Ended December 31,		2020		2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales						
U.S.	$	2,394.5	$	2,489.8	(4)%	(4)%
International Operated Markets		5,114.3		6,334.4	(19)	(18)
International Developmental Licensed Markets & Corporate		630.4		596.6	6	7
Total	$	8,139.2	$	9,420.8	(14)%	(12)%
Franchised revenues						
U.S.	$	5,261.0	$	5,352.9	(2)%	(2)%
International Operated Markets		4,347.8		5,064.2	(14)	(15)
International Developmental Licensed Markets & Corporate		1,117.3		1,238.6	(10)	(8)
Total	$	10,726.1	$	11,655.7	(8)%	(8)%
Total Company-operated sales and Franchised revenues						
U.S.	$	7,655.5	$	7,842.7	(2)%	(2)%
International Operated Markets		9,462.1		11,398.6	(17)	(17)
International Developmental Licensed Markets & Corporate		1,747.7		1,835.2	(5)	(3)
Total	$	18,865.3	$	21,076.5	(10)%	(10)%
Total Other revenues	$	342.5		287.9	19 %	19 %
Total Revenues	$	19,207.8	$	21,364.4	(10)%	(10)%

- Total Company-operated sales and franchised revenues decreased 2% (3% in constant currencies) for the quarter and decreased 10% (10% in constant currencies) for the year. The quarter and year reflected sales declines in the International Operated Markets segment as a result of COVID-19. Both periods reflected positive sales performance in the U.S., with results for the year being more than offset by support provided for marketing, through incentives to franchisees, to accelerate recovery and drive growth, including the free Thank You Meals served across the country to first responders and health care workers.

Revenue declines were more significant in the International Operated Markets segment, driven by the temporary restaurant closures and limited operations. For the quarter, while nearly all restaurants were open, performance was impacted by COVID-19 resurgences and additional government restrictions on restaurant operating hours, limited dine-in capacity and in some cases, mandated dining room closures. While performance was mixed, the ability of each market to drive sales and revenue growth is also impacted by the number of drive-thru restaurant locations. The revenue declines for both periods were driven by France, Germany, Italy and Spain. Revenues for the year were also negatively impacted by the U.K.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Comparable sales exclude the impact of currency translation and sales from hyper-inflationary markets. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed (including restaurants temporarily closed due to COVID-19 in 2020). Comparable sales are driven by changes in guest counts and average check, the latter of which is affected by changes in pricing and product mix.

	Increase/(Decrease)			
	Quarters Ended December 31,		Years Ended December 31,	
	2020	2019	2020	2019
U.S.	5.5 %	5.1 %	0.4 %	5.0 %
International Operated Markets	(7.4)	6.2	(15.0)	6.1
International Developmental Licensed Markets & Corporate	(3.6)	6.6	(10.5)	7.2
Total	(1.3)%	5.9 %	(7.7)%	5.9 %

Systemwide Sales and Franchised Sales

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

SYSTEMWIDE SALES*

	Quarter Ended December 31, 2020		Years Ended December 31, 2020	
	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	5 %	5 %	0 %	0 %
International Operated Markets	(2)	(6)	(13)	(14)
International Developmental Licensed Markets & Corporate	(1)	(1)	(10)	(8)
Total	1 %	0 %	(7)%	(7)%

*   Unlike comparable sales, the Company has not excluded hyper-inflationary market results from Systemwide sales as these sales are the basis on which the Company calculates and records revenues.

FRANCHISED SALES
Dollars in millions

Quarters Ended December 31,	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$10,178.6	$ 9,639.9	6 %	6 %
International Operated Markets	7,368.1	7,422.2	(1)	(6)
International Developmental Licensed Markets & Corporate	6,032.1	6,092.1	(1)	(1)
Total	$23,578.8	$23,154.2	2 %	0 %
Ownership type				
Conventional franchised	$17,483.7	$16,966.0	3 %	1 %
Developmental licensed	3,369.5	3,743.5	(10)	(7)
Foreign affiliated	2,725.6	2,444.7	11	6
Total	$23,578.8	$23,154.2	2 %	0 %

Years Ended December 31,	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$38,122.5	$37,922.9	1 %	1 %
International Operated Markets	25,446.2	28,852.5	(12)	(13)
International Developmental Licensed Markets & Corporate	21,609.5	23,981.5	(10)	(8)
Total	$85,178.2	$90,756.9	(6)%	(6)%
Ownership type				
Conventional franchised	$63,296.9	$66,414.8	(5)%	(5)%
Developmental licensed	11,780.8	14,392.4	(18)	(14)
Foreign affiliated	10,100.5	9,949.7	2	0
Total	$85,178.2	$90,756.9	(6)%	(6)%

Restaurant Margins

RESTAURANT MARGINS
Dollars in millions

Quarters Ended December 31,	Amount			Inc/ (Dec) Excluding Currency Translation
	2020	2019	Inc/ (Dec)	
Franchised				
U.S.	$ 1,130.6	$ 1,078.4	5 %	5 %
International Operated Markets	983.7	1,031.5	(5)	(10)
International Developmental Licensed Markets & Corporate	310.1	312.5	(1)	(1)
Total	$ 2,424.4	$ 2,422.4	0 %	(2)%
Company-operated				
U.S.	$ 122.4	$ 103.4	18 %	18 %
International Operated Markets	203.9	319.3	(36)	(37)
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 329.6	$ 423.7	(22)%	(23)%
Total restaurant margins				
U.S.	$ 1,253.0	$ 1,181.8	6 %	6 %
International Operated Markets	1,187.6	1,350.8	(12)	(16)
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 2,754.0	$ 2,846.1	(3)%	(5)%

Years Ended December 31,	Amount			Inc/ (Dec) Excluding Currency Translation
	2020	2019	Inc/ (Dec)	
Franchised				
U.S.	$ 4,096.7	$ 4,227.3	(3)%	(3)%
International Operated Markets	3,329.4	4,018.1	(17)	(19)
International Developmental Licensed Markets & Corporate	1,092.5	1,209.7	(10)	(8)
Total	$ 8,518.6	$ 9,455.1	(10)%	(10)%
Company-operated				
U.S.	$ 404.9	$ 388.2	4 %	4 %
International Operated Markets	748.2	1,265.5	(41)	(41)
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 1,158.0	$ 1,660.2	(30)%	(30)%
Total restaurant margins				
U.S.	$ 4,501.6	$ 4,615.5	(2)%	(2)%
International Operated Markets	4,077.6	5,283.6	(23)	(24)
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 9,676.6	$11,115.3	(13)%	(13)%

n/m Not meaningful

- Total restaurant margins decreased $92.1 million or 3% (5% in constant currencies) for the quarter and decreased $1,438.7 million or 13% (13% in constant currencies) for the year. The quarter and year reflected sales declines in the International Operated Markets segment as a result of COVID-19, partly offset by positive sales performance in the U.S.

  Franchised margins represented over 85% of restaurant margin dollars for both the quarter and year.

  For both periods, the franchised margins in the U.S. reflected higher depreciation costs related to investments in Experience of the Future ("EOTF"). In addition, the year also reflected support provided for marketing to accelerate recovery and drive growth, including the free Thank You Meals served across the country to first responders and health care workers.

  For both periods, Company-operated margins in the U.S. and International Operated Markets segments reflected incremental COVID-19 expenses incurred for employee related costs, personal protective equipment, signage and other restaurant costs. For the quarter, this included approximately $45 million of one-time COVID-19 related expenses in the International Operated Markets segment.

- Due to the nature of our operating model, franchised margin expenses (primarily comprised of lease expense and depreciation expense) are mainly fixed, whereas Company-operated restaurant expenses have more variable cost components. Total restaurant margins included $369.6 million and $1,451.7 million of depreciation and amortization expense for the quarter and year, respectively.

Selling, General & Administrative Expenses

SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Dollars in millions

Years Ended December 31,		2020		2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$	625.1	$	586.8	7 %	7 %
International Operated Markets		700.0		629.3	11	11
International Developmental Licensed Markets & Corporate		1,220.5		1,013.3	20	20
Total Selling, General & Administrative Expenses	$	2,545.6	$	2,229.4	14 %	14 %
Less: Incentive-Based Compensation[1]	$	157.8	$	289.4	(45)%	(45)%
Total Excluding Incentive-Based Compensation	$	2,387.8	$	1,940.0	23 %	23 %

(1) Includes all cash incentives and share-based compensation expense.

- Selling, general and administrative expenses increased $316.2 million or 14% (14% in constant currencies) for the year. These results reflected about $175 million of incremental marketing contributions by the Company to the System's advertising cooperative arrangements across the U.S. and International Operated Markets to accelerate recovery and drive growth; the Company's five year commitment totaling $100 million to RMHC; one-time investments in renewed brand communications as part of the "Serving Here" campaign launch that was announced with the new growth strategy, *Accelerating the Arches*; and higher investments in strategic technology initiatives. These results were partly offset by lower incentive-based compensation expense and travel costs.

- Selling, general and administrative expenses as a percent of Systemwide sales was 2.7% and 2.2% for the year ended 2020 and 2019, respectively.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

		Quarters Ended December 31,				Years Ended December 31,		
		2020		2019		2020		2019
Gains on sales of restaurant businesses	$	(19.8)	$	(37.1)	$	(23.3)	$	(127.5)
Equity in earnings of unconsolidated affiliates		(49.5)		(41.8)		(117.4)		(153.8)
Asset dispositions and other (income) expense, net		70.4		6.3		290.7		87.2
Impairment and other charges (gains), net		(142.1)		(5.9)		(267.5)		74.3
Total	$	(141.0)	$	(78.5)	$	(117.5)	$	(119.8)

- Gains on sales of restaurant businesses decreased for the quarter and year primarily due to fewer restaurant sales, primarily in the U.K. and the U.S.

- Equity in earnings of unconsolidated affiliates declined for the year primarily due to sales declines as a result of COVID-19 in both the International Operated Markets and International Developmental Licensed Markets.

- Asset dispositions and other expense, net for the quarter and year reflected $30 million and $68 million of restaurant closing costs, respectively, in both the International Operated Markets and in the U.S. The U.S. costs were primarily related to planned closings of McDonald's in Walmart locations.

  Results for the year also reflected an increase of reserves for bad debts of $58 million, related to rent and royalty deferrals; $31 million of payments to distribution centers for obsolete inventory to support franchisee liquidity; and litigation settlements.

- Impairment and other charges, net for the quarter and year 2020 reflected $134.9 million and $273.6 million, respectively, of pre-tax strategic gains related to the sale of McDonald's Japan stock, which reduced the Company's ownership by about 6% for the year. The year also reflected the write-off of impaired software that was no longer being used of $26.3 million, partly offset by $13.0 million of income primarily comprised of a reversal of a reserve associated with the Company's sale of its business in the India Delhi market in January 2020.

  Results for the year 2019 reflected $99.4 million of impairment associated with the purchase of our joint venture partner's interest in the India Delhi market, partly offset by $20.3 million of gains on the sales of property at the former Corporate headquarters.

Operating Income

OPERATING INCOME & OPERATING MARGIN
Dollars in millions

Quarters Ended December 31,	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$1,083.2	$1,029.3	5 %	5 %
International Operated Markets	1,003.3	1,238.2	(19)	(23)
International Developmental Licensed Markets & Corporate	56.4	25.1	n/m	n/m
Total	$2,142.9	$2,292.6	(7)%	(9)%

Years Ended December 31,	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$3,789.1	$4,068.7	(7)%	(7)%
International Operated Markets	3,315.1	4,789.0	(31)	(32)
International Developmental Licensed Markets & Corporate	219.8	212.1	4	12
Total	$7,324.0	$9,069.8	(19)%	(20)%
Operating margin	38.1 %	42.5 %		
Non-GAAP operating margin	36.7 %	42.8 %		

n/m Not meaningful

- *Operating Income:* Operating income decreased $149.7 million or 7% (9% in constant currencies) for the quarter and decreased $1,745.8 million or 19% (20% in constant currencies) for the year. Results for the quarter and year 2020 included $142 million and $268 million, respectively, of net strategic gains primarily related to the sale of McDonald's Japan stock. Results for the year 2019 reflected $74 million of net strategic charges. Excluding these current year and prior year items, operating income decreased $291.8 million or 13% (15% in constant currencies) for the quarter and decreased $2,087.6 million or 23% (23% in constant currencies) for the year.

  - *U.S.:* The operating income increase for the quarter was driven by strong sales performance. The decrease for the year reflected positive sales performance, which was more than offset by about $100 million of support for marketing to accelerate recovery and drive growth; EOTF depreciation; a comparison to a prior year gain on the sale of real estate; lower gains on sales of restaurant businesses; and higher restaurant closing costs, primarily related to planned closings of McDonald's in Walmart locations.

  - *International Operated Markets:* The operating income decrease for the quarter and year reflected sales declines as a result of COVID-19; incremental COVID-19 Company-operated expenses primarily for employee related costs; lower gains on sales of restaurant businesses primarily in the U.K.; and higher restaurant closing costs. Results for the quarter also reflected approximately $45 million of Company-operated expenses for one-time COVID-19 related expenses. Results for the year also reflected over $100 million of support for marketing to accelerate recovery and drive growth; lower equity in earnings from unconsolidated affiliates; and $23 million of payments to distribution centers for obsolete inventory.

  - *International Developmental Licensed Markets & Corporate:* Excluding the current year and prior year strategic gains and charges described above, the results for both periods primarily reflected higher G&A due to the Company's five year commitment totaling $100 million to RMHC as well as one-time investments in renewed brand communications.

- *Operating Margin:* Operating margin is defined as operating income as a percent of total revenues. The contributions to operating margin differ by segment due to each segment's ownership structure, primarily due to the relative percentage of franchised versus Company-operated restaurants. Additionally, the number of temporary restaurant closures, which varies by segment, as a result of COVID-19, also impacts the contribution of each segment to the consolidated operating margin.

  The decrease in operating margin percent for the year was driven by a decline in sales, higher other operating expenses and higher G&A. While the sales driven franchised margin decline had a dilutive effect on operating margin percent, franchised margin dollars represented over 85% of overall margin dollars and were a key component of operating income.

Interest Expense

- Interest expense increased 9% (8% in constant currencies) for both the quarter and year, reflecting higher average debt balances, partly offset by a decrease in the amount of Euro denominated deposits incurring interest expense as a result of the Company's cash management strategies.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2020	2019	2020	2019
Interest income	$ (3.9)	$ (7.1)	$ (17.7)	$ (36.7)
Foreign currency and hedging activity	15.1	(9.2)	(2.7)	(47.7)
Other expense, net	(7.2)	(0.9)	(14.4)	14.2
Total	$ 4.0	$ (17.2)	$ (34.8)	$ (70.2)

Income Taxes

- The effective income tax rate was 24.7% and 22.4% for the quarters ended 2020 and 2019, respectively, and 23.0% and 24.9% for the years ended 2020 and 2019, respectively.

- Excluding $84 million of prior year income tax benefit due to regulations issued in the fourth quarter 2019 related to the Tax Act, the effective income tax rate was 26.6% for the quarter 2019 and 25.9% for the year 2019.

- Results for the year 2020 included $50 million of income tax benefits due to other new U.S. tax regulations and $48 million of income tax benefits related to the impact of a tax rate change in the U.K.

Cash Flows

The Company has a long history of generating significant cash from operations and has substantial credit capacity to fund operating and discretionary spending such as capital expenditures, debt repayments, dividends and share repurchases. As our operations have been impacted due to COVID-19, we have taken actions to preserve financial flexibility, primarily during the peak of the pandemic.

Cash provided by operations totaled $6.3 billion and free cash flow was $4.6 billion in 2020. Free cash flow decreased $1.1 billion or 19% and cash provided by operations decreased $1.9 billion or 23% in 2020 compared with 2019. Cash provided by operations decreased primarily due to a reduction in operating earnings due to COVID-19.

During 2020, the Company deferred collection of rent and royalties earned from franchisees. In total, the Company deferred collection of approximately $1 billion, and has collected over 80% of these total deferrals as of December 31, 2020. The remaining deferrals are expected to be collected in the first half of 2021.

Cash used for investing activities totaled $1.5 billion in 2020, a decrease of $1.5 billion compared with 2019. The decrease was primarily due to lower capital expenditures and proceeds received from the sale of McDonald's Japan stock in 2020. In addition, in 2019 the Company had strategic acquisitions of a real estate entity and Dynamic Yield.

Cash used for financing activities totaled $2.2 billion in 2020, a decrease of $2.7 billion compared with 2019. The decrease was primarily due to $4.1 billion of lower treasury stock purchases in 2020 as the Company suspended its share repurchase program in early March 2020. In addition, the Company had $2.2 billion in net debt issuances in 2020, as compared to $3.2 billion in net debt issuances in 2019. The decrease in net debt issuances was primarily due to the timing of short term commercial paper issuances and repayments.

Outlook

<u>2021 Outlook</u>

Based on current conditions, the following information is provided to assist in forecasting the Company's future results for 2021.

- The Company expects 2021 Systemwide sales growth, in constant currencies, in the low double digits, and expects net restaurant unit expansion to contribute about 1% to 2021 Systemwide sales growth.

- The Company expects operating margin percent to be in the low-to-mid 40% range.

- The Company expects full year 2021 selling, general and administrative expenses of approximately 2.3% of Systemwide sales, reflecting a decrease of about 2% to 4% in constant currencies.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2021 to decrease about 1% to 3% due primarily to lower average debt balances as the Company expects to pay down current debt levels to return to pre-COVID-19 leverage ratios.

- The Company expects the effective income tax rate for the full year 2021 to be in the 21% to 23% range. Some volatility may result in a quarterly tax rate outside of the annual range.

- The Company expects 2021 capital expenditures to be approximately $2.3 billion, about half of which will be directed towards new unit expansion across the U.S. and International Operated Markets.

    In 2021, about $1.1 billion will be dedicated to our U.S. business, about $500 million of which will be allocated to approximately 1,200 EOTF projects. Globally, the Company expects to open over 1,300 restaurants. We will open nearly 500 restaurants in the U.S. and International Operated Markets segments, and our developmental licensee and affiliates will contribute capital towards over 800 restaurant openings in their respective markets. Additionally, the U.S. expects to close roughly 325 restaurants in 2021; a majority of which are lower sales volume McDonald's in Walmart locations. The Company expects about 650 net restaurant additions in 2021.

- The Company expects to achieve a free cash flow conversion rate greater than 90%.

The Company has provided a 2022 outlook that is detailed in its Form 10-Q for the quarter ended September 30, 2020.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At December 31,	2020	2019	Inc/ (Dec)
U.S.	13,682	13,846	(164)
International Operated Markets			
France	1,495	1,485	10
Canada	1,462	1,478	(16)
Germany	1,448	1,484	(36)
United Kingdom	1,334	1,323	11
Australia	1,007	999	8
Russia	785	732	53
Italy	608	597	11
Spain	535	527	8
Other	1,886	1,840	46
Total International Operated Markets	10,560	10,465	95
International Developmental Licensed Markets & Corporate			
China	3,787	3,383	404
Japan	2,923	2,910	13
Brazil	1,021	1,023	(2)
Philippines	655	669	(14)
South Korea	407	409	(2)
Other	6,163 *	5,990	173
Total International Developmental Licensed Markets & Corporate	14,956	14,384	572
Systemwide restaurants	39,198	38,695	503
Countries	119	119	—

Includes restaurants in India Delhi that were refranchised as part of the sale of the market in the first quarter 2020.

SYSTEMWIDE RESTAURANTS BY TYPE

At December 31,	2020	2019	Inc/ (Dec)
U.S.			
Conventional franchised	13,025	13,185	(160)
Company-operated	657	661	(4)
Total U.S.	13,682	13,846	(164)
International Operated Markets			
Conventional franchised	8,580	8,539	41
Developmental licensed	261	248	13
Total Franchised	8,841	8,787	54
Company-operated	1,719	1,678	41
Total International Operated Markets	10,560	10,465	95
International Developmental Licensed Markets & Corporate			
Conventional franchised	107	113	(6)
Developmental licensed	7,402	7,400	2
Foreign affiliated	7,146 *	6,574	572
Total Franchised	14,655	14,087	568
Company-operated	301	297	4
Total International Developmental Licensed Markets & Corporate	14,956	14,384	572
Systemwide			
Conventional franchised	21,712	21,837	(125)
Developmental licensed	7,663	7,648	15
Foreign affiliated	7,146	6,574	572
Total Franchised	36,521	36,059	462
Company-operated	2,677	2,636	41
Total Systemwide	39,198	38,695	503

Includes restaurants in India Delhi that were refranchised as part of the sale of the market in the first quarter 2020.

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about future events and circumstances and their effects upon revenues, expenses and business opportunities. Generally speaking, any statement in this report not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking words, such as "could," "should," "continue," "estimate," "forecast," "intend," "look," "may," "will," "expect," "believe," "anticipate," "plan," "remain" and "confident" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry are forward-looking statements. They reflect our expectations, are not guarantees of performance and speak only as of the date the statement is made. Except as required by law, we do not undertake to update such forward-looking statements. Our business results are subject to a variety of risks, including those that are reflected in the following considerations and risks, as well as elsewhere in our filings with the SEC. The considerations and risks that follow are organized within relevant headings but may be relevant to other headings as well. If any of these considerations or risks materialize, our expectations (or the underlying assumptions) may change and our performance may be adversely affected. You should not rely unduly on forward-looking statements.

GLOBAL PANDEMIC

The COVID-19 pandemic has adversely affected and is expected to continue to adversely affect our financial results, condition and outlook.

Health epidemics or pandemics can adversely affect consumer spending and confidence levels and supply availability and costs, as well as the local operations in impacted markets, all of which can affect our financial results, condition and outlook. Importantly, the global pandemic resulting from COVID-19 has disrupted global health, economic and market conditions, consumer behavior and McDonald's global restaurant operations beginning in early 2020. Local and national governmental mandates or recommendations and public perceptions of the risks associated with the COVID-19 pandemic have caused, and we expect will continue to cause, consumer behavior to change and worsening or volatile economic conditions, each of which could continue to adversely affect our business. In addition, our global operations have been disrupted to varying degrees and may continue to be disrupted given the unpredictability of the virus, its resurgences and government responses thereto as well as potentially permanent changes to the industry we operate in. While we cannot predict the duration or scope of the COVID-19 pandemic, the resurgence of infections in one or more markets, or the impact of vaccines across the globe, the COVID-19 pandemic has negatively impacted our business and is expected to continue to impact our financial results, condition and outlook in a way that may be material.

The COVID-19 pandemic may also heighten other risks disclosed in these Risk Factors, such as, but not limited to, those related to consumer behavior, consumer perceptions of our brand, supply chain interruptions, commodity costs and labor availability and cost.

STRATEGY AND BRAND

If we do not successfully evolve and execute against our business strategies, including the new Accelerating the Arches strategy, we may not be able to drive business growth.

To drive Systemwide sales, operating income and free cash flow growth, our business strategies must be effective in maintaining and strengthening customer appeal and capturing additional market share. Whether these strategies are successful depends mainly on our System's ability to:

- Capitalize on our global scale, iconic brand and local market presence to build upon our historic strengths and competitive advantages, such as our marketing, core menu items and digital, delivery and drive-thru;

- Continue to innovate and differentiate the McDonald's experience, including by preparing and serving our food in a way that balances value and convenience to our customers with profitability;

- Accelerate digital innovation for a fast and easy customer experience;

- Continue to run great restaurants by driving efficiencies and expanding capacities while continuing to prioritize health and safety;

- Identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants;

- Accelerate our existing strategies, including through growth opportunities and potential acquisitions, investments and partnerships; and

- Evolve and adjust our business strategies in response to, among other things, changing consumer behavior, operational restrictions and impacts to our results of operations and liquidity, including as a result of the COVID-19 pandemic.

If we are delayed or unsuccessful in executing our strategies, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

Failure to preserve the value and relevance of our brand could have an adverse impact on our financial results.

To be successful in the future, we believe we must preserve, enhance and leverage the value of our brand, including our corporate purpose, mission and values. Brand value is based in part on consumer perceptions. Those perceptions are affected by a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, the manner in which we source commodities and our general business practices. Consumer acceptance of our offerings is subject to change for a variety of reasons, and some changes can occur rapidly. For example, nutritional, health, environmental and other scientific studies and conclusions, which constantly evolve and may

have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the "informal eating out" ("IEO") segment or perceptions of our brand, generally or relative to available alternatives. Consumer perceptions may also be affected by adverse commentary from third parties, including through social media or conventional media outlets, regarding the quick-service category of the IEO segment, our brand, our culture, our operations, our suppliers, or our franchisees. If we are unsuccessful in addressing adverse commentary or perceptions, whether or not accurate, our brand and our financial results may suffer.

Additionally, the ongoing relevance of our brand may depend on the success of our sustainability initiatives, which require Systemwide coordination and alignment. We are working to manage any risks and costs to us, our franchisees and our supply chain of any effects of climate change, greenhouse gases, and diminishing energy and water resources. These risks include any increased public focus, including by governmental and nongovernmental organizations, on these and other environmental sustainability matters, such as packaging and waste, animal health and welfare, deforestation and land use. These risks also include any increased pressure to make commitments, set targets or establish additional goals and take actions to meet them. These risks could expose us to market, operational and execution costs or risks.

If we are not effective in addressing social and environmental responsibility matters or achieving relevant sustainability goals, consumer trust in our brand may suffer. In particular, business incidents or practices, whether actual or perceived, that erode consumer trust or confidence, particularly if such incidents or practices receive considerable publicity or result in litigation, can significantly reduce brand value and have a negative impact on our financial results.

If we do not anticipate and address evolving consumer preferences and effectively execute our pricing, promotional and marketing plans, our business could suffer.

Our continued success depends on our System's ability to build upon our historic strengths and competitive advantages. In order to do so, we need to anticipate and respond effectively to continuously shifting consumer demographics and trends in food sourcing, food preparation, food offerings and consumer preferences and behaviors in the IEO segment. If we are not able to predict, or quickly and effectively respond to, these changes, or our competitors predict or respond more effectively, our financial results could be adversely impacted.

Our ability to build upon our strengths and advantages also depends on the impact of pricing, promotional and marketing plans across the System, and the ability to adjust these plans to respond quickly and effectively to evolving customer preferences, as well as shifting economic and competitive conditions. Existing or future pricing strategies, marketing plans, and the value proposition they represent, are expected to continue to be important components of our business strategy; however, they may not be successful, or may not be as successful as the efforts of our competitors, and could negatively impact sales, guest counts and market share.

Additionally, we operate in a complex and costly advertising environment. Our marketing and advertising programs may not be successful in reaching our customers in the way we intend. Our success depends in part on whether the allocation of our advertising and marketing resources across different channels, including digital marketing, allows us to reach our customers effectively and efficiently, and in ways that are meaningful to them. If the advertising and marketing programs are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Our investments to enhance the customer experience, including through technology, may not generate the expected returns.

Our long-term business objectives depend on the successful Systemwide execution of our strategies. We continue to build upon our investments in technology and modernization, digital engagement and delivery, in order to transform the customer experience. As part of these investments, we are placing renewed emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives, as well as mobile ordering and payment systems. We also continue to offer and refine our delivery initiatives, including through growing awareness and trial, and to enhance our drive-thru technologies, which may not generate expected returns. If these initiatives are not well executed, or if we do not fully realize the intended benefits of these significant investments, our business results may suffer.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the IEO segment, which is highly competitive. We also face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores and coffee shops as well as online retailers. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by a contracting IEO segment or by new or continuing actions, product offerings or consolidation of our competitors and third party partners, which may have a short- or long-term impact on our results.

We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, successfully develop and introduce new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations, manage our investments in technology and modernization, and respond effectively to our competitors' actions or offerings or to unforeseen disruptive actions. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics, which could have the overall effect of harming our business.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products.

We have registered certain trademarks and have other trademark registrations pending in the U.S. and certain foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries outside of the U.S. in which we do business or may do business in the future and may never be registered in all of these countries. It may be costly and time consuming to protect our intellectual property, and the steps we have taken to protect our intellectual property in the U.S. and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others, and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could be time-consuming, result in costly litigation and harm our business.

We cannot ensure that franchisees and other third parties who hold licenses to our intellectual property will not take actions that hurt the value of our intellectual property.

OPERATIONS

The global scope of our business subjects us to risks that could negatively affect our business.

We encounter differing cultural, regulatory, geopolitical and economic environments within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on the System's success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets and brand perceptions. Planned initiatives may not have appeal across multiple markets with McDonald's customers and could drive unanticipated changes in customer perceptions and guest counts.

Disruptions in operations or price volatility in a market can also result from governmental actions, such as price, foreign exchange or changes in trade-related tariffs or controls, sanctions and counter sanctions, government-mandated closure of our, our franchisees' or our suppliers' operations, and asset seizures. Trade policies, tariffs and other regulations affecting trade between the U.S. and other countries could adversely affect our business and operations. These and other government actions may impact our results and could cause reputational or other harm. Our international success depends in part on the effectiveness of our strategies and brand-building initiatives to reduce our exposure to such governmental actions.

Additionally, challenges and uncertainties are associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. Such challenges may be exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. An inability to manage effectively the risks associated with our international operations could have a material adverse effect on our business and financial condition.

We may also face challenges and uncertainties in developed markets. For example, as a result of the U.K.'s exit from the European Union, it is possible that there will be increased regulatory complexities and uncertainty in European or worldwide economic conditions. The decision created volatility in certain foreign currency exchange rates that may or may not continue, and may result in increased supply chain costs for items that are imported from other countries. Any of these effects, and others we cannot anticipate, could adversely affect our business, results of operations, financial condition and cash flows.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure reliable and sufficient supply of quality products on favorable terms. Although many of the products we sell are sourced from a wide variety of suppliers in countries around the world, certain products have limited suppliers, which may increase our reliance on those suppliers. Supply chain interruptions, including as a result of shortages and transportation issues or unexpected increases in demand, and price increases can adversely affect us as well as our suppliers and franchisees, whose performance may have a significant impact on our results. Such shortages or disruptions could be caused by factors beyond the control of our suppliers, franchisees or us. If we experience interruptions in our System's supply chain, or if contingency planning is not effective, our costs could increase and it could limit the availability of products critical to our System's operations.

Our franchise business model presents a number of risks.

The Company's success as a heavily franchised business relies to a large degree on the financial success and cooperation of our franchisees, including our developmental licensees and affiliates. Our restaurant margins arise from two sources: fees from franchised restaurants (e.g., rent and royalties based on a percentage of sales) and, to a lesser degree, sales from Company-operated restaurants. Our franchisees and developmental licensees manage their businesses independently, and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. Business risks affecting our operations also affect our franchisees. In particular, our franchisees have also been significantly impacted by the COVID-19 pandemic, and the Company granted the deferral of cash collection for certain rent and royalties earned from franchisees in substantially all markets. If franchisee sales trends worsen, or do not improve at a sufficiently rapid rate, our financial results will continue to be negatively affected, which may be material.

Our success also relies on the willingness and ability of our independent franchisees and affiliates to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, value/promotional and capital-intensive reinvestment plans. The ability of franchisees to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general, by the creditworthiness of our franchisees or the Company or by banks' lending practices. If our franchisees are unwilling or unable to invest in major initiatives or are unable to obtain financing at commercially reasonable rates, or at all, our future growth and results of operations could be adversely affected.

Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation and potential delays. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, our brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex. The benefits of our more heavily franchised structure depend on various factors including whether we have effectively selected franchisees, licensees and/or affiliates that meet our rigorous standards, whether we are able to successfully integrate them into our structure and whether their performance and the resulting ownership mix supports our brand and financial objectives.

Challenges with respect to labor, including availability and cost, could impact our business and results of operations.

Our success depends in part on our System's ability to proactively recruit, motivate and retain qualified individuals to work in McDonald's restaurants and to maintain appropriately-staffed restaurants in an intensely competitive environment. Increased costs associated with recruiting, motivating and retaining qualified employees to work in our Company-operated restaurants, as well as costs to promote awareness of the opportunities of working at McDonald's restaurants, could have a negative impact on our Company-operated margins. Similar concerns apply to our franchisees.

We are also impacted by the costs and other effects of compliance with U.S. and international regulations affecting our workforce, which includes our staff and employees working in our Company-operated restaurants. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, immigration, retirement and other employee benefits and workplace practices. Claims of non-compliance with these regulations could result in liability and expense to us. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers, including those giving rise to claims of harassment or discrimination (or perceptions thereof) or workplace safety could have a negative impact on consumer perceptions of us and our business. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect us (including our ability to recruit and retain talent) or the franchisees and suppliers that are also part of the McDonald's System and whose performance may have a material impact on our results.

Effective succession planning is important to our continued success.

Effective succession planning is important to our long-term success. Failure to effectively identify, develop and retain key personnel, recruit high-quality candidates and ensure smooth management and personnel transitions could disrupt our business and adversely affect our results.

Food safety concerns may have an adverse effect on our business.

Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future, including in the supply chain, restaurants or delivery. Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe food products, including as our menu and service model evolve. However, food safety events, including instances of food-borne illness, occur within the food industry and our System from time to time and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand and reputation as well as our revenues and profits.

If we do not effectively manage our real estate portfolio, our operating results may be negatively impacted.

We have significant real estate operations, primarily in connection with our restaurant business. We generally own or secure a long-term lease on the land and building for conventional franchised and Company-operated restaurant sites. We seek to identify and develop restaurant locations that offer convenience to customers and long-term sales and profit potential. As we generally secure long-term real estate interests for our restaurants, we have limited flexibility to quickly alter our real estate portfolio. The competitive business landscape continues to evolve in light of changing business trends, consumer preferences, trade area demographics, consumer use of digital and delivery, local competitive positions and other economic factors. If our restaurants are not located in desirable locations, or if we do not evolve in response to these factors, it could adversely affect Systemwide sales and profitability.

Our real estate values and the costs associated with our real estate operations are also impacted by a variety of other factors, including governmental regulations; insurance; zoning, tax and eminent domain laws; interest rate levels and the cost of financing. A significant change in real estate values, or an increase in costs as a result of any of these factors, could adversely affect our operating results.

Information technology system failures or interruptions, or breaches of network security, may impact our operations or cause reputational harm.

We are increasingly reliant upon technology systems, such as point-of-sale, technologies supporting McDonald's digital and delivery solutions, and technologies that facilitate communication and collaboration with affiliated entities, customers, employees, franchisees, suppliers, service providers or other independent third parties to conduct our business, whether developed and maintained by us or provided by third parties. Any failure or interruption of these systems could significantly impact our franchisees' operations, or our customers' experience and perceptions. Additionally, we provide certain technology systems to businesses that are unaffiliated with the McDonald's System and a failure, interruption or breach of these systems may cause harm to those unaffiliated parties, which may result in liability to the Company or reputational harm.

Despite the implementation of security measures, those technology systems could become vulnerable to damage, disability or failures due to theft, fire, power loss, telecommunications failure or other catastrophic events. Certain technology systems may also become vulnerable, unreliable or inefficient in cases where technology vendors limit or terminate product support and maintenance. Our increasing reliance on third party systems also present the risks faced by the third party's business, including the operational, security and credit risks of those parties. If those systems were to fail or otherwise be unavailable, or if business continuity or disaster recovery plans were not effective, and we were unable to recover in a timely manner, we could experience an interruption in our or our franchisees' operations.

Furthermore, security incidents or breaches have from time to time occurred and may in the future occur involving our systems, the systems of the parties we communicate or collaborate with (including franchisees), or those of third party providers. These may include such things as unauthorized access, phishing attacks, account takeovers, denial of service, computer viruses, introduction of malware or ransomware and other disruptive problems caused by hackers. Our technology systems contain personal, financial and other information that is entrusted to us by our customers, our employees, our franchisees, our business customers and other third parties, as well as financial, proprietary and other confidential information related to our business. An actual or alleged security breach could result in disruptions, shutdowns, theft or unauthorized disclosure of personal, financial, proprietary or other confidential information. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and regulatory and legal risk, including criminal penalties or civil liabilities.

LEGAL AND REGULATORY

Increasing regulatory and legal complexity may adversely affect our business and financial results.

Our regulatory and legal environment worldwide exposes us to complex compliance, litigation and similar risks that could affect our operations and results in material ways. Many of our markets are subject to increasing, conflicting and highly prescriptive regulations involving, among other matters, restaurant operations, product packaging, marketing, the nutritional and allergen content and safety of our food and other products, labeling and other disclosure practices. Compliance efforts with those regulations may be affected by ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of information from third-party suppliers. Our success depends in part on our ability to manage the impact of regulations that can affect our business plans and operations, and have increased our costs of doing business and exposure to litigation, governmental investigations or other proceedings.

We are also subject to legal proceedings that may adversely affect our business, including class actions, administrative proceedings, government investigations and proceedings, shareholder proceedings, employment and personal injury claims, landlord/ tenant disputes, supplier related disputes, and claims by current or former franchisees. Regardless of whether claims against us are valid or whether we are found to be liable, claims may be expensive to defend and may divert management's attention away from operations.

Litigation and regulatory action concerning our relationship with franchisees and the legal distinction between our franchisees and us for employment law purposes, if determined adversely, could increase costs, negatively impact our business operations and the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence, which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions.

Our results could also be affected by the following:

- The relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;

- The cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products; and

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices.

A judgment significantly in excess of any applicable insurance coverage or third party indemnity could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from claims may hurt our business. If we are unable to effectively manage the risks associated with our complex regulatory and legal environment, it could have a material adverse effect on our business and financial condition.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the U.S. and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations. We are also impacted by settlements of pending or any future adjustments proposed by taxing and governmental authorities inside and outside of the U.S. in connection with our tax audits, all of which will depend on their timing, nature and scope. Any significant increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings. In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, competition, consumer and demographic trends, and our restructuring activities. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If we experience any such changes, they could have a significant adverse effect on our reported results for the affected periods.

If we fail to comply with privacy and data collection laws, we could be subject to legal proceedings and penalties, which could negatively affect our financial results or brand perceptions.

We are subject to legal and compliance risks and associated liability related to privacy and data collection, protection and management, as it relates to information associated with our technology-related services and platforms made available to business partners, customers, employees, franchisees or other third parties. For example, the General Data Protection Regulation ("GDPR") requires entities processing the personal data of individuals in the European Union to meet certain requirements regarding the handling of that data. We are also subject to U.S. federal and state and foreign laws and regulations in this area such as the California Consumer Privacy Act ("CCPA"). These regulations have been subject to frequent change, and there may be markets or jurisdictions that propose or enact new or emerging data privacy requirements in the future. Failure to comply with GDPR, CCPA or other privacy and data collection laws could result in legal proceedings and substantial penalties, and materially adversely impact our financial results or brand perceptions.

MACROECONOMIC AND MARKET CONDITIONS

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can also be impacted by a variety of factors including hostilities, epidemics, pandemics and actions taken by governments to manage national and international economic matters, whether through austerity, stimulus measures or trade measures, and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Sustained adverse economic conditions or periodic adverse changes in economic conditions in our markets could pressure our operating performance and our business continuity disruption planning, and our business and financial results may suffer.

Our results of operations are also affected by fluctuations in currency exchange rates and unfavorable currency fluctuations could adversely affect reported earnings.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our Company-operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supplies, fuel, utilities and distribution, and other operating costs, including labor. Any volatility in certain commodity prices or fluctuation in labor costs could adversely affect our operating results by impacting restaurant profitability. The commodity markets for some of the ingredients we use, such as beef and chicken, are particularly volatile due to factors such as seasonal shifts, climate conditions, industry demand, international commodity markets, food safety concerns, product recalls and government regulation, all of which are beyond our control and, in many instances, unpredictable. We can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

Our credit ratings may be negatively affected by our results of operations or changes in our debt levels. As a result, our interest expense, the availability of acceptable counterparties, our ability to obtain funding on favorable terms, collateral requirements and our operating or financial flexibility could all be negatively affected, especially if lenders impose new operating or financial covenants.

Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. If any of these events were to occur, they could have a material adverse effect on our business and financial condition.

Trading volatility and the price of our common stock may be adversely affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these factors, some of which are outside our control, are the following:

- The unpredictable nature of global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the U.S., which is the principal trading market for our common stock, and media reports and commentary about economic, trade or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence, driven in part by expectations about our performance; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of corporate actions and market and third-party perceptions and assessments of such actions, such as those we may take from time to time as we implement our strategies, including through acquisitions, in light of changing business, legal and tax considerations and evolve our corporate structure.

Events such as severe weather conditions, natural disasters, hostilities and social unrest, among others, can adversely affect our results and prospects.

Severe weather conditions, natural disasters, hostilities and social unrest, climate change or terrorist activities (or expectations about them) can adversely affect consumer spending and confidence levels and supply availability and costs, as well as the local operations in impacted markets, all of which can affect our results and prospects. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.